SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of August 4, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON's Next Generation MOCVD tools to fill Sanan's Wuhu fab Large purchase order for multiple CRIUS(R) II and AIX G5 Planetary Reactor(R) systems Aachen/Germany, August 4, 2010 - AIXTRON AG (FSE: AIX; NASDAQ: AIXG) today announced that it has signed a contract with Sanan Optoelectronics Co. Ltd., on the supply of a double digit number of multiple CRIUS(R) II and AIX G5 MOCVD systems. The AIXTRON new generation MOCVD systems will be delivered between the fourth quarter of 2010 and the first quarter of 2011 and installed at Sanan's new manufacturing facilities in Wuhu, Anhui, China. Earlier this year Sanan had announced their plans to invest into China's largest LED manufacturing and research centre capable of operating up to 200 MOCVD systems. Simon Lin, CEO of Sanan, acknowledged: 'Ever since the foundation of Sanan Optoelectronics we have been cooperating successfully with AIXTRON, using both their CCS(R) and Planetary Reactor(R) technologies in our facilities in Xiamen and Tianjin. The release of their latest products CRIUS(R) II and AIX G5 HT has again underlined AIXTRON's claim for technology leadership. The new technology advantages on both product platforms are focusing on our needs with respect to tool productivity and cost of ownership. AIXTRON's technology roadmap is directly supporting our roadmap for being competitive in the ever tighter LED market.' 'Sanan is currently setting the pace within the China LED market,' AIXTRON's Vice President Sales, Dr. Bastian Marheineke, comments. 'We are grateful for receiving this large order, confirming our customer's success with both platforms and their trust in our technology development. Both the AIX G5 Planetary Reactor(R) and the CRIUS(R) II CCS(R) system represent a quantum leap in MOCVD technology, with drastically improved productivity, reduced maintenance requirements and significantly reduced overall Cost of Ownership. Since our official launch mid-February this year many customers worldwide have placed multiple orders for both platforms, ushering a new era of MOCVD technology for HB-LED manufacturing.' Sanan Optoelectronics Co. Ltd. is one of the largest manufacturers of full color LEDs in China. They are engaged in the design, development, manufacture and distribution of full color ultra high brightness (UHB) LEDs, epitaxial wafers, photo-diode detectors and compound solar cells.

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Contact:

Investor Relations and Corporate Communications

AIXTRON AG,

Kaiserstr. 98,

52134 Herzogenrath,

Germany

Phone: +49 241 8909 444,

Fax: +49 241 8909 445,

invest@aixtron.com

www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	August 4, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO